Exhibit 99.1

NR 17-02

GOLD RESERVE PROVIDES UPDATE

SPOKANE, WASHINGTON, February 6, 2017

Gold Reserve Inc. (TSX.V: GRZ) (OTCQB: GDRZF) (“Gold Reserve” or the “Company”) today reported that it has been in discussions with the Government of the Bolivarian Republic of Venezuela ("Venezuela") regarding payments that were due under the terms of the previously announced amended settlement agreement (the “Settlement Agreement”).

Gold Reserve’s executive committee members, James Coleman, Rockne Timm and Douglas Belanger, have been meeting in Caracas with senior Venezuelan officials. These officials indicated that the payment to Gold Reserve has been delayed due to certain procedures and processes which have slowed the completion of the related financing.

The parties previously agreed to temporarily refrain from enforcing the ICSID Award and from seeking the decision on the annulment of the Award. Notwithstanding Venezuela’s assurances to comply with the Settlement Agreement, the parties have agreed to have the Paris Court of Appeal issue its decision on Venezuela's motion for annulment on February 7, 2017. The Gold Reserve legal team believes that the motion should be denied and Gold Reserve’s arbitration award will be confirmed.

The Minister of the People’s Power for Ecological Mining Development, Roberto Mirabal and the Attorney General, Reinaldo Muñoz, also stated, “Venezuela expects to be in a condition to satisfy its obligations under the Settlement Agreement.”  Mr. Mirabal further stated, “The Republic looks forward to continuing to move the gold copper silver Siembra Minera Project (Brisas Cristinas) forward, which will create many positive benefits for the region and the Republic."

James Coleman of Gold Reserve stated, “The settlement process has been long and at times difficult with our shareholders patiently waiting for completion. Although, the Company remains optimistic, it is well aware of the views of its stakeholders and is diligently working to complete the transaction as previously outlined in prior news releases.  Accordingly, based on the Caracas meetings and the assurances set out herein, the Company believes that the Settlement Agreement will be respected and the terms satisfied.”

Further information regarding the Company can be located at www.goldreserveinc.com, www.sec.gov, and www.sedar.com.

Gold Reserve Inc. Contact

A. Douglas Belanger, President

926 W. Sprague Ave., Suite 200

Spokane, WA 99201 USA

Tel. (509) 623-1500

Fax (509) 623-1634

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws and state Gold Reserve’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future including without limitation statements with respect to the transactions contemplated by the Settlement Agreement, as amended, the outcome of the legal proceedings before the Paris Court of Appeal and the development of the Brisas-Cristinas project. Forward-looking statements are necessarily based upon number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements, including without limitation Venezuela’s ability to fund the contemplated payments to the Company pursuant to the Amended Settlement Agreement, the risk that the Paris Court of Appeal may rule adversely to the Company, the ability of Venezuela and the Company to arrange financing for the anticipated capital costs of the Brisas-Cristinas project and the risk that the development of the Brisas Cristinas project may not proceed as anticipated.

This list is not exhaustive of the factors that may affect any of Gold Reserve’s forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws.

“Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”